Exhibit 99.1

Almonty Industries Reports Second Quarter 2025 Financial Results

Toronto – August 14, 2025 - Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its second quarter 2025 financial results.

Financial Summary:
Unless otherwise indicated, all figures are expressed in millions of Canadian dollars.

	Three Months Ended June 30,
	2025	2024
Revenue	$7.2	$7.9
Income (loss) from Mining Operations	$(0.9)	$1.2
Operating Expenses	$11.2	$2.5
Loss before valuation of warrant liabilities	$(17.4)	$(11.6)
Non-Cash Loss on Valuation of warrant liabilities	$38.1	$(0.5)
Non-Cash Loss on Valuation of derivatives liabilities	$6.9	$(0.8)
Net Loss for the Period	$(58.2)	$(1.8)
Adjusted EBITDA (non-IFRS) (1)	$(4.8)	$0.0

Key Second Quarter 2025 & Subsequent Operational Highlights:

●	Secured hard floor offtake agreement with Tungsten Parts Wyoming, Inc. and Metal-Tech Ltd. to supply a minimum of 40 metric tonnes of tungsten oxide per month exclusively for U.S. defense applications.

●	Invited to participate in the U.S. Critical Minerals Forum, a trade association funded by the Defense Advanced Research Projects Agency (DARPA) dedicated to building resilient and diversified critical minerals supply chains.

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●	In July 2025, concurrently with the closing of an upsized public offering of common shares in the United States for gross proceeds of US$90 million, Almonty successfully listed on the Nasdaq Capital Market under the symbol “ALM”.

●	Appointed respected national security thought leader Alan Estevez to the Company’s Board of Directors, who most recently served as the U.S. Under Secretary of Commerce for Industry and Security, with prior roles in the U.S. Department of Defense.

●	Received bipartisan recognition from the U.S. House Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party, which acknowledged Almonty’s role in supporting U.S. efforts to strengthen domestic supply chains for critical minerals, highlighting the strategic relevance of its Sangdong mine and the Company’s planned U.S. redomiciliation.

Second Quarter 2025 Financial Results Highlights:

Revenue recorded in the second quarter of 2025 decreased by 9.4% to $7.2 million, as compared to $8.0 million in the same year-ago quarter. The slight decrease was largely attributable to slightly lower tungsten concentrate sales and a diversion of personnel to start Level 4 preparation. These personnel have resumed normal activities in the third quarter, hence normalizing production.

Operating expenses in the second quarter of 2025 totaled $11.2 million, as compared to $2.5 million in the same year-ago quarter. The change in operating expenses was chiefly due to an increase in non-cash share-based compensation expense and an increase in costs associated with the Company’s proposed redomiciling.

Net loss in the second quarter of 2025 totaled $58.2 million, as compared to $1.8 million in the prior year. The change was primarily attributable to a non-cash loss of $38.1 million from the revaluation of warrant liabilities and a non-cash expense of $6.9 million from the revaluation of embedded derivative liabilities, based on a Black-Scholes valuation method reflecting the increase in the Company’s stock price from $3.375 per common share at March 31, 2024 to $6.72 at June 30, 2025 (both on a post-consolidation basis). The Company expects to rectify this with a reversal once a shareholder meeting is held to amend Australian warrants to be priced from AUD to CAD.

Adjusted EBITDA, a non-IFRS measure, was ($4.8) million in the second quarter of 2025, as compared to $0.0 million in the same year-ago quarter.(1)

Cash and cash equivalents as of June 30, 2025 totaled $24.7 million, as compared to $16.9 million as of March 31, 2025. The change in cash was primarily a result of the receipt of proceeds of $8.4 million in conjunction with the exercise of warrants, partially offset by strategic investments in mining assets at the Company’s Sangdong Project in South Korea. Subsequent to the close of the second quarter, the Company raised gross proceeds of US$90 million from the completion of a public offering in the United States.

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Management Commentary

Almonty President & CEO Lewis Black commented: “During the second quarter, we achieved solid momentum spanning several strategic initiatives, laying the groundwork for Almonty’s next phase of growth. Our Panasqueira mine remained a reliable cornerstone, delivering steady tungsten output and valuable operational insights as we prepare for first production at our flagship Sangdong project in South Korea.

“Sangdong’s development reached a major milestone during the second quarter. With all processing equipment now installed and the final drawdown of the KfW IPEX-Bank loan facility completed, the mine’s construction is effectively complete. We have transitioned into the final pre-production phase at one of the world’s largest and highest-grade tungsten projects outside of China, and we remain on track to commence initial production in the second half of 2025. Importantly, Sangdong’s significantly higher ore grades relative to Panasqueira should translate into robust production economics once operations begin.

“We also fortified our financial position, ending the second quarter with approximately $25 million in cash thanks to warrant exercises and other equity inflows. Subsequent to quarter end, we listed on the Nasdaq Capital Market and raised US$90 million in a public offering, significantly bolstering our balance sheet to fuel Sangdong’s ramp-up and future growth initiatives.

“It’s worth noting that our net loss for the quarter was largely driven by a non-cash revaluation of warrant and derivative liabilities, reflecting our share price increasing notably during the period. This IFRS-required accounting adjustment does not impact our cash flow and we do not believe is reflective of underlying operational performance. Excluding this one-time accounting effect, our operating results were in line with expectations. We expect to reverse this accumulated non-cash loss once the remaining Australian warrants are priced into CAD.

“On the strategic front, we were invited to join a U.S. Defense Department-backed critical minerals forum and signed an offtake agreement to supply tungsten oxide for U.S. defense applications – underscoring our key role in building a secure, diversified tungsten supply outside of China. We also welcomed Alan Estevez, a former U.S. Under Secretary of Commerce for Industry and Security, to our Board of Directors, adding deep national security and industry expertise to our leadership team. With Sangdong on the cusp of production and global demand for tungsten rising, we believe Almonty is entering a transformative new chapter, poised to deliver long-term value to my fellow shareholders,” concluded Black.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

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Company Contact:

Lewis Black

Chairman, President and CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzroup.us

www.mzgroup.us

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

(1)	Use of Non-IFRS Financial Measures

Non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective and additional insight into Almonty’s operating performance and trends. Almonty’s definitions of non-IFRS measures used in this news release may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. In this news release, Almonty uses the non-IFRS financial measure “Adjusted EBITDA”. Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items.

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Below is a reconciliation of Adjusted EBITDA to its most direct measure under IFRS.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(in thousands of Canadian Dollars)

	Three Months Ended
	June 30,
	2025	2024
Net loss for the period	(58,209)	(1,793)
Depreciation & amortization	271	294
Loss on valuation of embedded derivative liabilities	6,942	(79)
Loss on valuation of warrant liabilities	38,084	(515)
Foreign exchange loss	314	394
Taxes	(58)	34
Interest, net	1,122	1,128
Stock-based compensation	6,773	543
Adjusted EBITDA (Non-IFRS)	(4,761)	6

Disclaimer for Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

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All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the beginning of operations at the Sangdong Mine, the relevance and anticipated economic performance of the Sangdong Mine, the re-evaluation of the warrants, and future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, that there will be no material adverse change in the market price of ammonium para tungstate (APT), the continuing ability to fund or obtain funding for outstanding commitments, expectations regarding the resolution of legal and tax matters, that there will be no negative change to applicable laws, the ability to secure local contractors, employees and assistance as and when required and on reasonable terms, and such other assumptions and factors as are set out herein.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in the Company’s Registration Statement, the most recent Management Discussion and Analysis for the three and six months ended June 30, 2025 filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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